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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 3)

                               WMS INDUSTRIES INC.
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
                         (Title of Class of Securities)

                                    929297109
                  --------------------------------------------
                                 (CUSIP Number)

                                Louis J. Nicastro
                                Neil D. Nicastro
                          3401 North California Avenue
                             Chicago, Illinois 60618
                            Telephone: (773) 961-1111
                  --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 6, 1998
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                               (Page 1 of 5 Pages)


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CUSIP NO.  929297109                      13D                  PAGE 2 OF 6 PAGES

1.       Name Of Reporting Person

         I.R.S. Identification No. of Above Person (Entities Only)
                  Louis J. Nicastro

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2.       Check The Appropriate Box If A Member Of A Group       (a)  [ ]
                                                                (b)  [ ]
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3.       SEC Use Only
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4.       Source of Funds
                           Not Applicable
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5.       Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Item 2(d) or 2(e)                                [ ]
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6.       Citizenship Or Place Of Organization
                  United States of America
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NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         7.       Sole Voting Power
                      504,632
         --------------------------------------------------------------
         8.       Shared Voting Power
                    6,917,700
         --------------------------------------------------------------
         9.       Sole Dispositive Power
                      504,632
         --------------------------------------------------------------
         10.      Shared Dispositive Power
                         -0-
         --------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                    7,422,322
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12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares                                                  [ ]
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13.      Percent Of Class Represented By Amount In Row (11)
                 26.1%
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14.      Type Of Reporting Person
                   IN
-------------------------------------------------------------------------




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CUSIP NO.  929297109                      13D                  PAGE 3 OF 6 PAGES

1.       Name Of Reporting Person
         I.R.S. Identification No. Of Above Person (Entities Only)
                  Neil D. Nicastro
-------------------------------------------------------------------------
2.       Check The Appropriate Box If A Member Of A Group       (a)  [ ]
                                                                (b)  [ ]
-------------------------------------------------------------------------
3.       SEC Use Only
-------------------------------------------------------------------------
4.       Source of Funds
                           Not Applicable
-------------------------------------------------------------------------
5.       Check Box If Disclosure Of Legal Proceedings Is Required
         Pursuant To Item 2(d) or 2(e)                                [ ]
-------------------------------------------------------------------------
6.       Citizenship Or Place Of Organization
                  United States of America
-------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH

         7.       Sole Voting Power
                      1,502,300
         --------------------------------------------------------------
         8.       Shared Voting Power
                      6,917,700
         --------------------------------------------------------------
         9.       Sole Dispositive Power
                      1,502,300
         --------------------------------------------------------------
         10.      Shared Dispositive Power
                         -0-
         --------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person
                      8,420,000
-------------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain
         Shares                                                   [ ]
-------------------------------------------------------------------------
13.      Percent Of Class Represented By Amount In Row (11)
                 28.9%

- -----------------------------------------------------------------------
14.      Type Of Reporting Person
                   IN
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CUSIP NO.  929297109                      13D                  PAGE 4 OF 6 PAGES

     This Amendment No. 3 hereby amends the Statement on Schedule 13D, as amended by Amendments No.1 and No.2 previously filed by Louis J. Nicastro and Neil D. Nicastro with respect to the common stock, par value $0.50 per share ("Common Stock"), of WMS Industries Inc., a Delaware corporation (the "Company"). Only the items specifically included below are amended, and the remainder of the Statement on Schedule 13D, as previously amended, is unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

     This Statement on Schedule 13D is being filed by Louis J. Nicastro and Neil
D. Nicastro. Neil D. Nicastro is the son of Louis J. Nicastro. Louis J. Nicastro is the Chairman of the Board of Directors, President, Chief Executive Officer and Chief Operating Officer of the Company, and his business address is c/o WMS Industries Inc., 3401 North California Avenue, Chicago, Illinois 60618. Neil D. Nicastro is a Director of, and a consultant to, the Company. Neil D. Nicastro is the Chairman of the Board of Directors, President, Chief Executive Officer and Chief Operating Officer of Midway Games Inc., a Delaware corporation ("Midway"), which was formerly a subsidiary of the Company, and his business address is c/o Midway Games Inc., 3401 North California Avenue, Chicago, Illinois 60618. Midway Games Inc. designs, distributes and sells video games.

     During the last five years, neither Louis J. Nicastro nor Neil D. Nicastro has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

     Both Louis J. Nicastro and Neil D. Nicastro are citizens of the United States of America.

ITEM 4. PURPOSE OF THE TRANSACTION.

     As a result of the distribution by the Company to its stockholders of all of its shares of the common stock of Midway on April 6, 1998 (the "Distribution"), the options to purchase Common Stock held by Neil D. Nicastro were adjusted by the Board of Directors pursuant to the adjustment provisions of the Company's stock option plans. Mr. Nicastro received 183,014 shares of Common Stock and cash in the adjustment. This adjustment was made pro rata for all option holders of the Company.

     In addition, Neil D. Nicastro resigned as President, Chief Executive Officer and Chief Operating Officer of the Company, and Louis J. Nicastro, who was previously serving as Chairman of the Board of the Company, was elected to these additional positions with the Company. In connection with Neil D. Nicastro's severance arrangements with the Company, he was granted options to purchase


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CUSIP NO. 929297109                        13D                 PAGE 5 OF 6 PAGES

250,000 shares of Common Stock. In connection with Louis J. Nicastro's new employment arrangements with the Company, he was granted options to purchase 500,000 shares of Common Stock.

     As previously reported, pursuant to a Voting Proxy Agreement (the "Proxy Agreement") effective as of August 25, 1995 among the Company, the Reporting Persons, Sumner M. Redstone and National Amusements, Inc., the Reporting Persons have been appointed, individually, as proxy holders to vote 6,917,700 shares of Common Stock in order to facilitate compliance by the Company with certain regulations of Nevada gaming authorities for licensure as a manufacturer and distributor of gaming devices, pending the approval of an application of Sumner
M. Redstone, which has been filed with the Nevada gaming authorities.

     Absent any change in personal circumstances, each Reporting Person intends to maintain his equity position in the Company and has no plans to effect any of the changes described in Item 4 of Schedule 13D. Each Reporting Person, however, intends to review on a continuing basis his investment in the Company and may, depending upon an evaluation of his financial planning, upon the Company's business and prospects and upon future developments in general business, economic and market conditions, determine to increase, decrease or continue to hold or dispose of his position in the Company.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Louis J. Nicastro may be deemed the beneficial owner of 7,422,322 shares, or approximately 26.1% of the issued and outstanding shares of Common Stock (based upon 27,886,021 shares of Common Stock outstanding on April 6, 1998 and Mr. Nicastro's 500,000 options). Mr. Nicastro has shared voting power with respect to 6,917,700 of such shares, but he does not have sole or shared dispositive power with respect to these 6,917,700 shares. Mr. Nicastro has sole voting and dispositive power with respect to 504,632 of such shares, 500,000 of which may be acquired by Mr. Nicastro pursuant to stock options.

     Neil D. Nicastro may be deemed the beneficial owner of 8,420,000 shares, or approximately 28.9% of the issued and outstanding shares of Common Stock (based upon 27,886,021 shares of Common Stock outstanding on April 6, 1998 and Mr. Nicastro's 1,257,286 options). Neil D. Nicastro has shared voting power with respect to 6,917,700 of such shares, but he does not have sole or shared dispositive power with respect to these 6,917,700 shares. Mr. Nicastro has sole voting and dispositive power with respect to 1,502,300 of such shares, 1,257,286 of which may be acquired by Mr. Nicastro pursuant to stock options.

     Louis J. Nicastro and, if he is unable to perform his duties under the Proxy Agreement, Neil D. Nicastro share voting power with respect to 6,917,700 shares of Common Stock with Mr. Sumner M. Redstone, a citizen of the United States of America with a business address at 200 Elm Street, Dedham, Massachusetts 02026, and National Amusements, Inc., a Maryland corporation with a business address at 200 Elm Street, Dedham, Massachusetts 02026.


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CUSIP NO. 929297109                       13D                  PAGE 6 OF 6 PAGES


     Based solely upon information contained in Amendment No. 20, dated January 7, 1997 to the Statement on Schedule 13D filed by Sumner M. Redstone with the Securities and Exchange Commission (the "Redstone 13D"), Item 2 of which Statement is hereby incorporated herein by this reference, Mr. Redstone is the beneficial owner, with sole dispositive power and shared voting power, of 3,433,800 shares, or approximately 12.3% of the issued and outstanding Common Stock (based upon 27,886,021 shares of Common Stock outstanding on April 6,
1998). As a result of his stock ownership in National Amusements, Inc., Mr. Redstone is deemed the beneficial owner of an additional 3,483,900 shares of Common Stock, for a total of 6,917,700 shares of Common Stock, or approximately 24.8% of the issued and outstanding shares of Common Stock of the Company (based upon 27,886,021 shares of Common Stock outstanding on April 6, 1998).

     Based solely upon information contained in the Redstone 13D, National Amusements, Inc. is the beneficial owner, with sole dispositive and shared voting power, of 3,483,900 shares, or approximately 12.5% of the issued and outstanding Common Stock (based upon 27,886,021 shares of Common Stock outstanding on April 6, 1998).

     Since the filing of Amendment No. 2 to this Schedule 13D, the only transactions that either of the Reporting Persons participated in with respect to the Common Stock were the ones reported herein.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information in this statement is true, complete and correct.

/s/ Louis J. Nicastro
- ----------------------------------           April 8, 1998
   Louis J. Nicastro


 /s/ Neil D. Nicastro
 -----------------------------------           April 8, 1998
  Neil D. Nicastro